Exhibit 77D


Effective August 14, 2008, each Fund may also invest in swaps (including credit default swaps
("CDS")) and other derivatives. As a means of limiting the risks associated with the use of CDS, Loomis Sayles will internally limit the aggregate notional value of all outstanding CDS used for non-hedging purposes to 20% of the total assets of each Fund, as measured at the time of the transaction.